SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of December 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On December 16, 2007, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority and the Tel Aviv Stock Exchange; This is a translation from Hebrew:

“The Company announces that, in accordance with the provisions of the articles of the Tel-Aviv Stock Exchange Ltd. (TASE), it expects to be removed from the Tel-Aviv 100 index of the TASE on 1 January 2008, due to the fact that the rate of public shareholding in the Company’s shares was approximately 16.2% on 15 December 2007; i.e., lower than 25%, being the minimum public shareholding in the Company’s shares for inclusion in the said index.”

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

December 17, 2007